[VINSON & ELKINS LETTERHEAD]

February 10, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Lesli L. Sheppard Division of Corporate Finance
  Re:
  Huntsman Corporation Registration Statement on Form S-1,
  Amendment No. 5, Filed on February 10, 2005 (File No. 333-120749)

Ladies and Gentlemen:

        On behalf of Huntsman Corporation (the "Company"), we enclose four courtesy copies of the Company's Amendment No. 5 ("Amendment No. 5") to its Registration Statement on Form S-1 (the "Registration Statement") that was filed on February 10, 2005, each of which has been marked to show changes from Amendment No. 2 to the Registration Statement filed on January 28, 2005 ("Amendment No. 2"). The Company filed Amendment No. 3 to the Registration Statement on February 8, 2005 ("Amendment No. 2") and Amendment No. 4 to the Registration Statement on February 9, 2005 ("Amendment No. 4") as "exhibits only" filings to transmit certain exhibits to the Registration Statement.

        This letter sets forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the comment letter of the Staff dated February 2, 2005. Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Company. For your convenience, we have repeated each comment of the Staff exactly as given in the order given and set forth below it the response of the Company. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.

Fee Table

1.
Please separately disclose the maximum aggregate offering price for the common stock and the preferred stock. When relying on Rule 457(o), except when using the unallocated shelf procedure available to Form S-3-eligible companies, the aggregate dollar amount associated with each class of securities offered must be disclosed in the "Calculation of Registration Fee" table. See SEC Release No. 33-7168 (May 11, 1995). Please also indicate the amount of common shares you are registering for issuance upon conversion of the preferred stock.

RESPONSE:    The requested changes were made in connection with the filing of Amendment No. 3 to the Registration Statement on February 8, 2005. Please see the facing page of Amendment No. 3, Amendment No. 4 and Amendment No. 5.

Dilution, page 35

2.
Please revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire. Refer to Item 506 of Regulation S-K.

RESPONSE:    Because the exercise price of the stock options to be held by the directors and officers of the Company will be equal to the initial public offering price, there will be no dilution to new investors resulting from the exercise of such stock options. Such stock options therefore have not been reflected in the dilution table. Please note that the Company has made corrections to the disclosure previously included in "Dilution." Please see page 35 of the revised prospectus included in Amendment No. 5.

Management's Discussion and Analysis, page
Restructuring and Plant Closing Costs, page 85

3.
We note your response and revised disclosure for prior comment 8. However, it does not appear that your disclosure provides the information requested. For each restructuring activity that remains in process as of September 30, 2004, please state the reasonably likely effects these activities may have on future earnings and cash flows, including quantification of these reasonably likely effects and when the effects are expected to be realized. We note that for your 2004 activities, you state that you should recover your restructuring and plant closing costs within one to two years. While important information, your disclosure does not convey to an investor how these activities are going to impact future earnings and cash flows. Refer to SAB Topic 5:P.4 for guidance.

RESPONSE:    The requested changes have been made. Please see page 88 of the revised prospectus included in Amendment No. 5.

Principal and Selling Stockholders, page 163

4.
We reissue our prior comment 12. The requested information still appears to be missing.

RESPONSE:    As discussed with Ms. Lesli Sheppard of the Staff, footnotes have been added to the principal and selling stockholders table specifying the number of shares of common stock to be outstanding following the Reorganization Transaction and the offering. Please see pages 164-165 of the revised prospectus included in Amendment No. 5.

Huntsman Holdings, LLC financial statements for the nine-months ended
September 30, 2004 and the year ended December 31, 2003

2.
Summary of Significant Accounting Policies, Revenue Recognition

5.
We note the analysis you prepared in response to prior comment 16 for the impact of recognizing revenue at the time shipment is made rather than based on the actual sales terms and have the following additional comments.

•
It does not appear appropriate to us to assess this impact using pro forma financial information. Please revise your analysis using information derived from Huntsman's historical financial statements and assess the materiality of such analysis to each historical interim and annual period presented.

•
Please provide us with a similar analysis of the impact on HIH and Adman's standalone financial statements. This analysis should clearly demonstrate the impact of recognizing revenue at the time of shipment instead of in accordance with the sales terms on HIH and Adman's total sales and total operating income for each historical period presented.

•
If the revised above analysis for HIH demonstrates that the impact of recognizing revenue at the time of shipment versus the actual sales terms for each period presented is not material to HIH, please remove the term "generally" from High's revenue recognition accounting policy.

•
Please revise your policy to indicate when title passes.

RESPONSE:    Set forth below is an analysis of the impact of recognizing revenue at the time shipment is made versus the actual sales terms for each interim and annual period presented for the Company, AdMat and HIH. The Company has reviewed the analysis set forth below in light of the definition of materiality set forth in Financial Accounting Concepts No. 2 and the guidance of Staff Accounting Bulletin No. 99 and concluded that the changes to prior periods are not material.

  The Company considers both the gross and net effect on each period's total revenues and operating income for each company to be quantitatively immaterial as demonstrated in the column labeled "Net Effect as a Percentage of Reported Amount" presented below. Accordingly, the

  Company removed the term "generally" from the revenue recognition accounting policy for HIH disclosed on pages F-151 and F-174 of the revised prospectus included in Amendment No. 5. In addition, the Company has revised its revenue recognition policy and that of AdMat to indicate that title to the product transfers to the customer upon shipment. Please see pages 94 and F-14 of the revised prospectus included in Amendment No. 5.

  In addition to the quantitative analysis presented below, the Company has reviewed the errors in light of Staff Accounting Bulletin 99 and believes the following qualitative analysis supports its conclusion that these errors are not material and that a reasonable person would not consider the errors important or view the errors as having significantly altered the total mix of information available. The errors do not mask a change in operating income or other trends nor do they hide a failure to meet analysts' expectations for the Company. The errors do not change a loss into income or vice versa. The errors do not have a significant impact on segment reporting or other portions of the Company that have been identified as playing a significant role in the Company's operations or profitability. The errors have no impact on the Company's compliance with regulatory requirements, debt covenants or other contractual requirements. The errors do not have the effect of increasing management's compensation in any way. Additionally, the errors do not involve concealment of an unlawful transaction.

	Effect at End of Period	Effect at Date of Change from Equity Method to Consolidation		Effect at Beginning of Period	Net Effect	Total Reported Amount for the Period	Net Effect as a Percentage of Reported Amount
	(in millions, except percentages)
Financial Statements of Huntsman Holdings, LLC
Nine months ended September 30, 2004
Total revenues	$39	N/A		$28	$11	$8,358	0.1%
Operating income	$6.6	N/A		$5.8	$0.8	$216.4	0.4%
Nine months ended September 30, 2003
Total revenues	$32	$23	(1)	$2	$7	$4,711	0.1%
Operating income	$6.5	$3.0	(1)	$0.6	$2.9	$91.9	3.2%
Year ended December 31, 2003
Total revenues	$28	$23	(1)	$2	$3	$7,081	0.0%
Operating income	$5.8	$3.0	(1)	$0.6	$2.2	$176.5	1.2%
Year ended December 31, 2002
Total revenues	$2	N/A		$2	$—	$2,661	0.0%
Operating income	$0.6	N/A		$0.5	$0.1	$66.3	0.2%
Year ended December 31, 2001
Total revenues	$2	N/A		$2	$—	$2,757	0.0%
Operating loss	$0.5	N/A		$0.5	$—	$(709.4)	0.0%

(1)
The Company notes that it owned 60% of HIH prior to May 1, 2003 and accounted for its investment in HIH using the equity method in accordance with EITF 96-16 as the minority shareholders had substantive participating rights. Effective May 1, 2003, in connection with its acquisition of the remaining 40% interest in HIH, the Company began consolidating HIH with its operations. Accordingly, when considering the impact of the error in revenue recognition on the Company's results of operations for 2003, the Company believes that it is appropriate to consider 100% of the revenues for shipments that occurred prior to May 1, 2003 for which title did not pass to the purchaser until subsequent to that date ($23 million). Additionally, in light of our historical ownership of 60% of HIH, we believe that it is appropriate to consider in this analysis 60% of the operating income of HIH related to these sales ($5.0 million × 60% = $3.0 million).

  In considering the materiality of the error quantified above for the nine months ended September 30, 2003, the Company has also considered the effect of the improper cut-off at the date of change in accounting for its investment in HIH from the equity method to consolidation (May 1, 2003) on the reported results of equity in unconsolidated subsidiaries. This effect, for the nine months ended September 30, 2003, related to the error in revenue recognition, would be an increase of $0.7 million or 1.8% of the reported equity in losses of unconsolidated subsidiaries of $38.2 million.

	As Reported	Adjustments to Correct	As if Corrected	Adjustments as a % of Reported Balance
	(in millions, except percentages)
Financial Statements of Huntsman Holdings, LLC (alternative analysis)
Nine Months Ended September 30, 2004
Revenues	8,357.7	(11.0)	8,346.7	-0.1%
Operating Income	216.4	(0.8)	215.6	-0.4%
Equity in losses of unconsolidated subsidiaries	3.0	—	3.0	0.0%
Net Loss(1)	(226.5)	(0.8)	(227.3)	0.4%
Nine Months Ended September 30, 2003
Revenues	4,711.1	(7.0)	4,704.1	-0.1%
Operating Income	91.9	(2.9)	89.0	-3.2%
Equity in losses of unconsolidated subsidiaries	(38.2)	(0.7)	(38.9)	1.8%
Net Loss(1)	(214.2)	(3.6)	(217.8)	1.7%
Year Ended December 31, 2003
Revenues	7,080.9	(3.0)	7,077.9	0.0%
Operating Income	176.5	(2.2)	174.3	-1.2%
Equity in losses of unconsolidated subsidiaries	(37.5)	(0.7)	(38.2)	1.9%
Net Loss(1)	(319.8)	(2.9)	(322.7)	0.9%
Year Ended December 31, 2002
Revenues	2,661.0	—	2,661.0	0.0%
Operating Income	66.3	(0.1)	66.2	-0.2%
Equity in losses of unconsolidated subsidiaries	(31.4)	0.4	(31.0)	-1.3%
Net Loss(2)	(22.2)	0.3	(21.9)	-1.4%

(1)
Tax effect estimated at or less than $0.2 million accordingly not reflected.

(2)
Tax effect estimated at or less than $0.1 million accordingly not reflected.

	Effect at End of Period		Effect at Beginning of Period		Net Effect	Total Reported Amount for the Period	Net Effect as a Percentage of Reported Amount
	(in millions, except percentages)
Financial Statements of Huntsman Advanced Materials LLC
Six months ended December 31, 2003
Total revenues	$1		$1		$—	$518	0.0%
Operating income	$0.3		$0.0		$0.3	$11.3	2.7%
Six months ended June 30, 2003
Total revenues	$1	(2)	$1	(2)	$—	$532	0.0%
Operating loss	$0.3	(2)	$0.3	(2)	$—	$(53.0)	0.0%
Year ended December 31, 2002
Total revenues	$1	(2)	$1	(2)	$—	$949	0.0%
Operating loss	$0.3	(2)	$0.3	(2)	$—	$(73.0)	0.0%
Year ended December 31, 2001
Total revenues	$1	(2)	$1	(2)	$—	$949	0.0%
Operating loss	$0.3	(2)	$0.3	(2)	$—	$(34.0)	0.0%

(2)
Estimated for periods prior to the June 30, 2003 acquisition of AdMat.

	Effect at End of Period	Effect at Beginning of Period	Net Effect	Total Reported Amount for the Period	Net Effect as a Percentage of Reported Amount
	(in millions, except percentages)
Financial Statements of Huntsman International Holdings LLC
Three months ended March 31, 2003
Total revenues	$17	$17	$—	$1,298	0.0%
Operating income	$3.7	$3.6	$0.1	$17.5	0.6%
Three months ended March 31, 2002
Total revenues	$18	$17	$1	$998	0.1%
Operating income	$4.2	$4.3	$(0.1)	$27.9	-0.4%
Year ended December 31, 2002
Total revenues	$17	$18	$(1)	$4,518	0.0%
Operating income	$3.6	$4.5	$(0.9)	$228.1	-0.4%
Year ended December 31, 2001
Total revenues	$18	$18	$—	$4,575	0.0%
Operating income	$4.5	$4.5	$—	$173.1	0.0%
Year ended December 31, 2000
Total revenues	$18	$19	$(1)	$4,448	0.0%
Operating income	$4.5	$4.9	$(0.4)	$423.7	-0.1%

21.
Commitments and Contingencies, Legal Matters

6.
We note your response to prior comment 21 and have the following additional comments regarding your asbestos contingencies.

•
We note that your disclosures and accruals for asbestos exposure lawsuits only address claims for which a prior owner has not accepted defense under Huntsman Lilac's indemnity agreements. Unless you can demonstrate that you have been legally released from being the primary obligor under these asbestos related lawsuits, we believe you must revise your disclosure and accounting to address all asbestos claims filed against you. In this regard, your disclosures and accounting should be revised to address the following:

•
Record your estimated liability without regard to the indemnity agreement. In this regard, you state that "Among the 49 claims pending against us as of September 30, 2004... Huntsman does not have sufficient information at the present time to estimate any liability for these claims." Please revise your disclosure to address your estimated legal liability regarding all claims currently pending against you. In this regard, given the historical payments made by your indemnities, it would not appear reasonable to us for you to conclude that the minimum amount of your range of loss is zero. Your disclosure should also address the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

•
To the extent that you have probable recoveries under your indemnity agreement, you should record them on a gross basis.

•
Your SAB Topic 5Y disclosures, including the roll forward of lawsuits for each period presented; the amount or range of amounts claimed for each lawsuit for each period presented; and the aggregate costs and settlement amounts for each period presented must be presented for all claims, whether indemnified or not.

•
If applicable, disclose the maximum amount Chevron Texaco will indemnify you under the agreement.

RESPONSE:    The Company has revised the prospectus in response to this comment. Please see pages 146-147, F-67 and F-68 of the revised prospectus included in Amendment No. 5.

  The Company's asbestos exposure cases are typically brought by many individuals, often independent contractors, seeking damages for asbestos exposure claims against the numerous owners of facilities at which any of the plaintiffs worked over periods of many years. The complaints in these cases do not state the amount of damages being sought. Because of the nature of these cases, it is normally not possible for any particular defendant to be able to determine exactly what, if any, damages are being alleged against it by any particular plaintiff. We divide these cases into two categories—those with respect to which we are fully indemnified and those with respect to which we are not indemnified.

        Indemnified Cases

  With respect to all of the Company's pending asbestos exposure claims (other than those discussed below in "Unindemnified Cases"), the Company is protected by the former owner of Texaco Chemical Corporation ("TCC"), which the Company acquired in 1994. Under the Company's agreement pursuant to which it purchased TCC, which was a subsidiary of ChevronTexaco, the predecessor owner, ChevronTexaco, agreed to retain liabilities for asbestos claims that arose prior to the Company's ownership and to indemnify it for those claims. As disclosed, this retention of liability and indemnity is not subject to a cap or limited duration. When the Company receives service of such a claim, it promptly tenders the case to the predecessor, without conducting any discovery. In the Company's experience, its indemnitor has always accepted defense of the tendered cases, ending the Company's involvement in such cases other than responding to limited informational requests from the indemnitor.

  The Company has included information concerning the cases tendered to ChevronTexaco which remain pending as of the end of each of the periods presented. However, the Company does not have information upon which it can estimate the gross probable liability for such cases because it does not have access to the terms on which ChevronTexaco has resolved these cases in past periods, and does not have information concerning where or how the alleged injuries occurred or what injuries each plaintiff claims with respect to pending cases. Therefore the Company has not included an accrual for the gross liability associated with these cases.

  For future reporting periods, the Company undertakes to actively seek additional information from Chevron Texaco that will allow it to calculate an estimate of its gross liability with respect to the tendered asbestos claims. The Company commits to undertake a rigorous analysis of the potential gross liability associated with these cases on an ongoing basis based upon all information available to it, including additional information it can obtain from ChevronTexaco, for purposes of determining appropriate accruals and disclosure regarding these cases.

        Unindemnified Cases

  With respect to the cases that are not covered by indemnity, the Company has revised the disclosure to clarify that its stated expenditures for these cases in the last three years were on a gross rather than net basis. The Company's practice has been to accrue reserves for these cases when the amount of loss can be reasonably estimated. At September 30, 2004, and December 31, 2003, 2002 and 2001, the Company's accrued reserves for these cases was $1.1 million, $1.3 million, $0 and $0, respectively. Given the nature of these cases, the Company cannot reasonably estimate the amount of loss related to unasserted claims and accordingly has not provided for such claims in its reserves.

  With respect to the comment of the Staff to include in the roll forward of lawsuits an amount or range of amounts claimed for each period presented, please note that none of such claims contains the amount of damages being sought. Accordingly, the Company has not included such information in the revised prospectus.

7.
We note your response to prior comment 22. Please revise your filing to state that with regard to your the alleged property damage and personal injury based upon exposure to toxic air emissions almost all of the claims filed do not contain the amount of the damages being sought. For those claims that do include the amount of damages being sought, disclose the amount or range along with the number of claims the amount or range relates.

RESPONSE:    The referenced language has been revised to indicate that none of such claims contains an amount of damages being sought. Please see pages 145 and F-67 of the revised prospectus included in Amendment No. 5.

8.
We note your response and revised disclosure for prior comment 23 regarding your discoloration claims. Please revise your disclosure to indicate the amount you have accrued. Also address the extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency. Refer to Question 2 of SAB Topic 5: Y for guidance.

RESPONSE:    As requested, the Company has added additional disclosure that indicates that it has not made any accruals for the three pending Discoloration Claims. In addition, the Company has, as requested, added an explanation in its disclosure that it has not accrued for possible unasserted Discoloration Claims. While the amount of loss related to unasserted claims cannot be reasonably estimated, the Company believes, based on its experience with prior claims and its indemnitors, and in light of the amount and time frame in which the suspect product was sold, that the ultimate resolution of unasserted claims, if any, will not be material to the Company's financial statements. The Company has revised its disclosure appropriately. Please see pages 145 and F-66 of the revised prospectus included in Amendment No. 5.

Exhibit 5.1—Draft Legal Opinion

9.
Please file your legal opinion with your next amendment.

RESPONSE:    The legal opinion has been filed with Amendment No. 4.

10.
The legality opinion contemplates delivery of Convertible Preferred Stock. Please revise the opinion to remove this reference, as we understand that these securities will be issued in book-entry form only.

RESPONSE:    The opinion has been revised to refer to the issuance of the Convertible Preferred Shares rather than the delivery. Please see the revised opinion filed with Amendment No. 4.

11.
Please revise your opinion at (c) to include the shares of common stock into which your Convertible Preferred Stock converts.

RESPONSE:    The requested change has been made. Please see the revised opinion filed with Amendment No. 4.

12.
Please explain what you mean by "and related matters" in your opinions at (a) and (c) or delete this language.

RESPONSE:    The referenced language has been deleted. Please see the revised opinion filed with Amendment No. 4.

13.
We reissue our comment 27 with respect to your assumption in opinion (c) (i).

RESPONSE:    The requested change has been made. Please see the revised opinion filed with Amendment No. 4.

        If you have any questions with respect to the foregoing, please call the undersigned at (713) 758-3278, Jeff Floyd at (713) 758-2194 or David Stone at (713) 758-2236.

Very truly yours,
Vinson & Elkins L.L.P.
By:	/s/ W. CREIGHTON SMITH W. Creighton Smith

Enclosures

cc:
Sam Scruggs (Huntsman Corporation)
John Heskett (Huntsman Corporation)
Jeff Floyd (Firm)
David Stone (Firm)
Jeff Potts (Deloitte & Touche LLP)
Greg Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP)